UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
WeLivv, Inc. (dba Moro, dba Applaudable)

Legal status of issuer
  Form
  C-Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  April 15, 2016

Physical address of issuer
228 Park Avenue S PMB 44415, New York, NY 10003-1502

Website of issuer
http://www.applaudable.com

Current number of full-time employees
3

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$206,617	$290,428
Cash & Cash Equivalents	$14,915	$191,872
Accounts Receivable	$8,000	$0
Short-term Liabilities	$417,781	$524,897
Long-term Liabilities	$2,761,163	$2,761,162
Revenues/Sales	$82,082	$1,758,421
Cost of Revenues	$33,981	$1,485,947
Taxes Paid	---	---
Net Income (Loss)	($913,004)	($1,747,843)

FORM C-AR

WeLivv, Inc.
(dba Moro, dba Applaudable)

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR") is being furnished by WeLivv, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.applaudable.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2024. The Company is required to file this Form C-AR because it closed a Regulation CF offering on or about September 6, 2023. This Form C-AR is for the fiscal year beginning on January 1, 2023 and ending December 31, 2023, and all information contained herein is only as of December 31, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of December 31, 2023, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the exhibits hereto.

WeLivv, Inc. is a Delaware corporation, incorporated on April 15, 2016.

The Company's mailing address is 228 Park Ave S PMB 44415, New York, NY 10003-1502.

The Company's website is http://www.applaudable.com.

The Company, its employees, and contractors operate virtually. The business does not maintain a central office.

The Business

WeLivv, Inc. was incorporated as a C-corporation in Delaware on April 15, 2016 by Andrew Christodoulides, the Company's founder and current Chief Executive Officer.

From its incorporation through August 2020, the Company did business as "WeLivv" and through its website: www.welivv.com, which initially went live in early 2017. On March 4, 2021, the Company filed a certificate of assumed name with the State of Delaware to begin operating as "Moro" and soon thereafter launched its Moro online marketplace.

In June 2020, the Company began development on a second, independent social media platform that it subsequently named "Applaudable." Applaudable conducts business through the website URL: www.applaudable.com.

BUSINESS

Description of the Business & Outlook

The Company's initial platform, Moro, sold high-end home furnishings through desktop and mobile eCommerce sites. Unlike search engines like Google and e-retailers like Y-Lighting and Wayfair where products are generally presented as free-floating search results, Moro contextualized each item by presenting it within a physical context. For example, if a customer searched for a lighting fixture, Moro presented the fixture results not as a series of photographs of the fixture itself floating against a white background, but rather incorporated in a well-designed home setting. In the Fourth Quarter of 2022, the Company made the decision to suspend operations related to Moro, to focus on the development of its Applaudable platform.

Applaudable is a social media platform that allows users to share positive personal experiences that they believe have the potential to inspire and inform improvements in the lives of others. These experiences are distributed through a content feed and search function, as well as through the profile of their respective users, on http://applaudable.com and through mobile applications. Applaudable has been designed to embed data in users' posts that facilitate the emulation of the activities depicted in the posts. For example - using functionality anticipated in future releases - the Company expects that users will be able to purchase items depicted in posts, and make reservations and travel plans to emulate activities depicted in posts. Such transactions will be conducted directly from posts on the Applaudable app.

The Company expects to generate revenue from Applaudable through both referral fees from third party eCommerce sites who fulfill such purchases and from driving revenue to eCommerce platforms it owns or expects to develop, in various consumer goods verticals.

Applaudable has been fully designed, has more than 160,000 pre-registrations, and has been released on an invite-only basis. The Company anticipates that it will continue to expand its release by focusing on communities such as schools, expat-communities, and study abroad communities as a way of ensuring relevance among users through user density and concentration, rather than acquiring or granting access to users on an individual basis as it had done with marketing and user acquisition during its pre-launch phase.

The Company anticipates that as Applaudable's full expected functionality is implemented, including the ability to make purchase transactions of items depicted in posts directly from the app, that it may relaunch Moro, along with eCommerce platforms in other categories of consumer goods to capture revenue generated from the Applaudable platform.

Competition

Applaudable is situated within a highly competitive social media landscape, where it confronts giants such as Instagram, TikTok, and Facebook. These platforms, known for their vast user bases and deep market penetration, set a high bar for new entrants. However, they also exhibit vulnerabilities that Applaudable aims to capitalize on through its distinctive value proposition.

One significant drawback of these established platforms is their encouragement of highly curated and often idealized content portrayals, frequently tagged as "living my best life." This portrayal has been criticized for fostering a toxic online environment that can detrimentally impact users' mental health and self-esteem. In contrast, Applaudable promotes a platform ethos centered around sharing more authentic and meaningful experiences. This approach is designed to foster a supportive community that inspires real engagement rather than superficial interactions.

Furthermore, while major platforms excel in user engagement, they often lack in providing practical value. The content shared typically offers limited actionable information for accessing the products or services showcased. Applaudable seeks to bridge this gap by embedding rich, actionable data directly within its posts. This feature enhances content utility and simplifies the user experience by enabling in-platform purchases, effectively converting passive viewers into active participants.

In addition to competing with these generalist giants, Applaudable also positions itself against more niche platforms like BeReal, which is known for its emphasis on authenticity through spontaneous and unfiltered content sharing. BeReal's rise highlights a growing user preference for authenticity in social media—a trend Applaudable taps into, albeit with a broader and more integrated approach to user interaction.

Customer Base

The Company anticipates that the Applaudable user base will consist of a broad demographic swath of social media users, initially focused primarily on residents of Europe and United States.

Critical Customers, Vendors & Supply Chain

Although we rely on a number of suppliers and vendors, no one supplier or vendor is critical to the success of our business model. Additionally, our customer base consists of many diverse individuals, so we are not dependent on any key customer.

Intellectual Property

On March 27, 2020, the Company filed an application to register the trademark "Moro" with the United States Patent & Trade Office ("USPTO"). The USPTO granted that registration on January 10, 2023, as registration number 6950447.

On November 8, 2022, the Company filed an "intent to use" application to register the trademark "Applaudable" with the USPTO. That application is currently pending, as serial number 97587706.

Additionally, we rely on confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Governmental/Regulatory Approval and Compliance

Our business is not currently subject to any unique licensing requirements in any jurisdiction in which we operate. This does not mean that licensing requirements may not be introduced in one or more jurisdiction in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to U.S. and European Union laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened material legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

DIRECTORS, OFFICERS & MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Andrew Christodoulides	CEO, Director Start Date: April 2016	As CEO, primarily responsible for managing the operations, business development, and finances of the Company. Andrew founded Moro after building home decor ecommerce firm Original Pad to $4 million in annual revenue, during which he concluded that a new platform, which ultimately became Moro, could radically improve the online home goods shopping experience. Andrew previously founded call center outsourcing firm Acena with $500 of seed capital and sold it for over $1 million to industry leader Map Communications.
Ilan Berker	Chief Technology Officer Start Date: Oct 2023	As CTO, primarily responsible for the development, maintenance, and support of the company's technology, applications, sites, and systems. Ilan was previously a software engineer at Cosuno, Hopin, Meta, and Microsoft.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has approximately 37 contractors and 3 full time employees, consisting of the Company's Chief Executive Officer and founder (Andrew Christodoulides), Chief Technology Officer (Ilan Berker), and the Operations Manager (Claudine Morgan).

CAPITLIZATION & OWNERSHIP

Capitalization

The Company has 15,000,000 shares of authorized stock, consisting of 5,000,000 shares of preferred stock and 10,000,000 shares of common stock. Within preferred stock, the Company has designated 200,000 shares Series A Preferred. Within common stock, the Company has designated 8,000,000 shares Class A Voting; 1,270,410 shares Class B Non-Voting; and 350,000 shares CF Shadow Series.

For issuance pursuant to its 2017 Equity Incentive Plan, the Company has reserved 1,055,556 shares of Class A Voting common stock.

Exempt Offerings Conducted in Last 3 Years

Over the last three years, the Company has conducted the following exempt offerings:

Offering	Security Offered	Commencement Date	Exemption
Pre-Seed	Convertible Note	October 6, 2017	Regulation D
Seed	Convertible Note	June 7, 2018	Regulation D
Seed - Crowdfunding	CrowdSAFE	July 12, 2019	Regulation Crowdfunding
Seed - Note Bridge	Convertible Note	May 20, 2021	Regulation D
Series A	Class B Non-Voting common stock	October 20, 2021	Regulation A
Series A-1	Class B Non-Voting common stock	November 21, 2022	Regulation D
Series A-2	Class B Non-Voting common stock	August 5, 2023	Regulation Crowdfunding
Series A-3	Class B Non-Voting common stock	September 25, 2023	Regulation D

Outstanding Securities

The following securities are issued and outstanding:

Type of security	Series A Preferred Stock (Restricted)
Amount outstanding	173,906
Voting Rights	One vote per share; votes on all matters except for the election of the board of directors
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A

Type of security	Class A Voting Common Stock (Restricted)
Amount outstanding	5,262,918
Voting Rights	One vote per share; votes on all matters

Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A

Type of security	Class B Non-Voting Common Stock (Restricted)
Amount outstanding	631,016
Voting Rights	No voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A

Type of security	CrowdSAFE
Amount outstanding	$1,083,447
Voting Rights	No voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A

Type of security	Incentive Stock Options
Amount outstanding	305,055 shares of Class B Non-Voting common stock
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	Upon exercise, existing shareholders will experience dilution.

Type of security	Warrants
Amount outstanding	192,758 shares of Class B Non-Voting common stock
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	Upon exercise, existing shareholders will experience dilution.

Ownership

A controlling majority of the Company is owned by Andrew Christodoulides.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power on a fully-diluted basis, along with the amount of their percentage ownership.

Name	Number and type/class of security held	Percentage ownership (on a fully diluted basis, including the outstanding options, warrants, CrowdSAFE, and shares reserved for issuance as part of the 2017 Plan)*
Andrew Christodoulides	4,875,000 shares of Class A Voting common stock	63%

*Note: Calculation of the number of shares that may be issued on a fully-diluted basis requires certain assumptions – in particular, related to the conversion of the CrowdSAFE and the exercise of the warrants and options.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return (2023) Information*

Total Income	Taxable Income	Total Tax
----	----	----

*Note: The Company has not yet filed its 2023 tax return. However, it does not expect to have any income tax liability given its net operating losses.

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

As of December 31, 2023, the Company had an aggregate of $14,915 in cash and cash equivalents.

Material Terms of Indebtedness

The following table summarizes the long-term indebtedness of the business.

	Origination date	Interest Rate	Maturity Date	Accrued interest	Interest Expense	Current Portion	Non-Current Portion	Total
PPP Loan #1	April 2020	1%	March 2025	$ 7,699	$ 2,644		$ 263,997	$ 263,997
PPP Loan #1	February 2021	1%	January 2026	8,572	2,283		206,998	206,998
EIDL Loan #1	July 2020	3.75%	June 2050	8,949	1,871		49,900	49,900
EIDL Loan #1	December 2020	3.75%	November 2050	7,353	3,053		81,400	81,400
Elevon	Sep-22	0.00%	31-Dec-23	-	-	129,000	-	129,000
Claudine Morgan	August 2021	Variable	On demand	7,175	2,200		80,000	80,000
Total				$ 39,748	$ 12,051	$ 129,000	$ 682,295	$ 811,295

As od December 31, 2023

Liquidity and Capital Resources

Our average monthly burn rate (i.e., the rate at which we are losing money from operations) for the year was approximately $50,000.

Historically, we have funded our burn rate through the private placements of debt and equity securities, along with cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for product development, operating activities, and other working capital needs. We intend to fund our operations through increased revenue from operations in the coming periods, as well as from capital raised through future offerings of securities.

In 2023, we conducted three financings. The first was the continuation of our Series A-1, through which we sold shares of our Class B Non-Voting common stock pursuant to Regulation D of the Securities Act, which commenced on or about October 25, 2021. That offering closed on or about June 2, 2023 and raised $775,000. We commenced ours Series A-2 on or about August 5, 2023, through which we offered shares of our Class B Non-Voting common stock pursuant to Regulation Crowdfunding of the Securities Act. That offering closes on or about September 6, 2023 and we raised $209,605. On September 25, 2023, we commenced our Series A-3, through which we offered shares of our Class B Non-Voting common stock pursuant to Regulation D. Through December 31, 2023, we have raised $150,000.

Capital Expenditures and Other Obligations

Other than continued investment in product development, the Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company's current Series A-3 is being conducted at a pre-money valuation of $45,950,000. This is an arbitrary value and does not represent an independent valuation of the business.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

We do not expect Moro to generate revenues for the near to medium term. We are focused on achieving the full public launch of Applaudable on the iOS and Android mobile platforms and on desktop, and ultimately, on achieving monthly active user metrics that indicate that we are attracting and retaining users in a sufficient quantity to build a valuable social media ecosystem and benefit from the viral effect created by increasing user engagement.

Our ability to execute our business plan depends on our ability to raise additional capital. Associated delays or poor results in would constrain our ability to dedicate the resources we would like to developing Applaudable.com, and marketing and sales efforts to attract new users.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with Related Persons:

On December 20, 2020, the Company sold 235,000 shares of Class A Voting common stock to Mr. Levi at $.0010 per share, which the board of directors considered to be fair market value of the shares as of the date of the sale.

On March 31, 2021, the Company issued options to acquire 5,263 shares of Class A Voting common stock to Claude Zoghzoghi, with an exercise price set at the fair market value of the shares as of the date of the grant.

In August of 2021, Claudine Morgan, the wife of the Company's CEO, lent the Company $80,000, which was documented in the form of a demand note, which accrues interest at a rate of 2.75% per annum. The loan was approved by the Company's board of directors in order to help the Company fund operations as it raised additional capital through its Series A.

On March 31, 2022, the Company issued options to acquire 590,000 shares of Class A Voting common stock to Laurence Levi, with an exercise price set at the fair market value of the shares as of the date of the grant. The issuance of those options has subsequently been cancelled by mutual agreement of the parties.

The Company has received shareholder loans from its CEO, founder, and majority stockholder, Andrew Christodoulides, since inception. As of December 31, 2023, the balance of the loans owed to the founder was $49,593. These loans have no interest rate or specified maturity date.

Conflicts of Interest

None

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Form C-AR for the 2020 and 2021 fiscal years were filed after the date required by the applicable rules. Otherwise, the Company believes it has complied with the ongoing reporting requirements of Regulation CF section 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Andrew Christodoulides
_____

Andrew Christodoulides
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated. The Company does not have an independent principal financial officer or accounting officer, so those duties are fulfilled by the Company's chief executive officer. Mr. Christodoulides is the only member of the board of directors of the Company.

/s/ Andrew Christodoulides
_____

Andrew Christodoulides
_____
(Name)

CEO & Director
_____
(Title)

April 30, 2024
_____
(Date)

EXHIBIT A
Financials

I, Andrew Christodoulides, the CEO of WeLivv, Inc., hereby certify that the financial statements of WeLivv, Inc. for the period ending December 31, 2023 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2024.

/s/ Andrew Christodoulides
Chief Executive Officer



Year ended December 31, 2023

Auditors:
FM FINANCIAL SERVICES LLC
Sugar Land, Texas, 77479

info@fmfinancialservicesllc.com

To the Board of,

WeLivv, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of WeLivv, Inc., which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of WeLivv, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WeLivv, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The accompanying balance sheet of WeLivv, Inc. as of December 31, 2022, and the related statements of operations and cash flows for the year then ended were not audited, reviewed, or compiled by us. Accordingly, we do not express an opinion or any other form of assurance on them. They were audited by other auditors who expressed an unmodified opinion on those statements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the financial statements did not generate a significant revenue in the year 2023. The entity has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern.

Management has evaluated the events and conditions and its plan regarding these matters are all described in Note 1. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLivv, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WeLivv, Inc.'s internal control. Accordingly, no such opinion is expressed.

●   Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●   Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, which raise substantial doubt about WeLivv, Inc.'s ability to continue as a going concern for a reasonable period.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



Faiza Mehmood
Managing Partner of,
FM Financial services LLC -C11592
Sugar Land, Texas, 77479
info@Fmfinancialservicesllc.com
April 30, 2023

WeLivv Inc. DBA Moro.com
Balance Sheet
As of December 31, 2023

ASSETS

Current Assets		**2023**		**2022**
Cash and Cash Equivalents	$	14,915	$	191,872
Accounts Receivable		8,000		-
Inventory		64,925		31,906
Deposits		35,775		43,718
Total Current Assets		**123,614**		**267,496**
Non-Current Assets				
Intangible Assets (Net)		83,003		22,932
Total Non-Current Assets		**83,003**		**22,932**
Total Assets		**206,617**		**290,428**

LIABILITIES & EQUITY

Current Liabilities		**2023**		**2022**
Accounts Payable		55,853		107,687
Accrued Liabilities		143,522		149,371
Accrued Interest		39,813		27,671
Deferred Revenue		-		61,575
Due to Related Party (Current)		49,593		49,593
Notes Payable Current		129,000		129,000
Total Current Liabilities		**417,781**		**524,897**
Non-Current Liabilities				
EIDL loans		131,300		131,300
PPP Loan		470,995		470,995
Future Equity Obligation		2,078,867		2,078,867
Related Party Notes		80,000		80,000
Total Non-Current Liabilities		**2,761,163**		**2,761,162**
Total Liabilities		3,178,944		3,286,059
Equity				
Class A common Stock		527		527
Class B common Stock		59		43
Series A Preferred Stock		17		17
Subscription Receivable		(738)		(738)
Capital Equity				
Equity Issuance Cost		(244,495)		(183,446)
Additional Paid in capital		4,078,376		3,068,753
Retained Earnings		(6,806,072)		(5,880,788)
Total Equity	$	**(2,972,326)**	$	**(2,995,632)**
Total Liabilities & Equity	$	**206,617**	$	**290,427**

See accompanying notes to the financial statements


WeLivv Inc.
Statement of Operations
For the Year ended December 31, 2023 and December 31, 2022


		2023		2022
Revenue(net)	$	82,082	$	1,758,421
Cost of Revenues	$	33,981	$	1,485,947
Gross Profit	$	48,101	$	272,474
Operating Cost and Expenses:				
Advertising and Marketing	$	24,547	$	533,356
General and Administrative	$	936,558	$	1,486,961
Total Operating Expense	$	961,105	$	2,020,317
Net Income(Loss) from Operations	$	(913,004)	$	(1,747,843)
Other Income/Expense				
Interest Expense	$	(12,142)	$	(63,986)
Change in fair value of future equity obligations	$	-	$	(126,344)
Total other Income (Expense)	$	(12,142)	$	(190,330)
Net income before provision for income franchise tax expense	$	(925,145)	$	(1,938,173)
Provision of Income and Franchise tax	$	-	$	-
Net loss	$	(925,145)	$	(1,938,173)
Weighted average common shares outstanding - Basic and diluted	$	5,262,918	$	5,262,918
Net loss common share - basic	$	(0.18)	$	(0.37)

See accompanying notes to the financial statements.

WeLivv Inc. DBA Moro.com
Statement of Changes in Equity

As of December 31, 2023

	Class A		Class B		Preferred stock		Additional Paid in Capital	Subscription receivables	Issuance cost	Retained Earnings	Total
	Shares	at Par	Shares	at Par	Shares	at Par					
As of 12/31/2021	5,262,918 $	526					$ 5,005 $	(738) $	(17,292) $	(3,942,615) $	(3,955,114)
New Issuance			406,720 $	41	173,906 $	17 $	2,938,784				$ 2,938,842
											$ -
Loss during the year									$ (166,154) $	(1,938,173) $	(2,104,327)
New 2017 Equity Issuance			20,781 $	2			$ 124,998				$ 125,000
As of December 31, 2022	5,262,918 $	526	427,501 $	43	173,906 $	17 $	3,068,787 $	(738) $	(183,446) $	(5,880,788) $	(2,995,598)
Series A-2 Equity Issuance			31,558 $	3			$ 209,602				$ 209,605
Loss during the year										$ (925,145) $	(925,145)
Series A-1 Equity issuance			108,335 $	11			$ 649,989				$ 650,000
Series A-3 Equity Issuance			19,582 $	2			$ 149,998		$ (61,049)		$ 88,951
as of December 31, 2023	5,262,918 $	526	586,976 $	59	173,906 $	17 $	4,078,376 $	(738) $	(244,495) $	(6,805,933) $	(2,972,187)

-

See accompanying notes to the financial statements

WeLivv Inc. DBA Moro.com
Statement of Cash Flows
January - December 2023

	2023		2022
OPERATING ACTIVITIES			
Net Income	(925,145)	$	(1,936,650)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Software Development: Accumulated Depreciation - Software Development	5,929		
Change in Fair Value of future equity obligations		$	266,483
Stock-based options			
Decrease in Accounts Receivable	(7,999)	$	-
increase in accrued Interest	12,142	$	(302,322)
Change in inventory	(33,019)	$	(31,906)
Increase in Vendor Deposit	7,943	$	181,976
decrease in Accounts Payable	(51,804)	$	44,690
Accrued Liabilities	(5,849)	$	19,991
Deferred Revenue	(61,575)	$	(256,025)
Due/(from) to related parties		$	43,958
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(134,233)**	**$**	**(33,155)**
Net cash provided by operating activities	**(1,059,378)**	**$**	**(1,969,805)**
INVESTING ACTIVITIES			
Software Development	(66,000)	$	(22,932)
Net cash provided by investing activities	**(66,000)**	**$**	**(22,932)**
FINANCING ACTIVITIES			
Additional Paid in Capital generated through series A offerings			
Class b Common stock offerings	1,009,470	$	125,000
Issuance cost	(61,049)	$	(166,154)
Proceeds from the issuance of of common stock, net of note conversion		$	2,049,786
Issuance of note payable		$	129,000
Proceeds from /(payments of) paycheck protection program loans		$	(21,334)
Net cash provided by financing activities	948,421	$	2,116,298
Net cash increase for period	**(176,957)**	**$**	**123,561**
Cash at beginning of period	191,872	$	68,311
Cash at end of period	**14,915**	**$**	**191,872**

See accompanying notes to the financial statements

WE LIVV, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE ENTITY

WeLivv, Inc. was incorporated as a C-corporation in Delaware on April 15, 2016, by Andrew Christodoulides, the company's founder, and current Chief Executive Officer.

Since its founding, the company has been headquartered in New York, New York. As a result of the COVID-19 pandemic, the company vacated its office in May 2020 and currently operates virtually.

From its incorporation through August 2020, the company did business as "WeLivv" and through its website: www.welivv.com, which initially went live in early 2017. In August 2020, the company filed a certificate of assumed name with the State of New York to begin operating as "Moro," which is the name it is currently operating under.

In June 2020, the company began development on a second social media platform that it subsequently named "Applaudable," which is an independent social media platform focused on facilitating awareness, recognition, and sharing of the great experiences that give life meaning. Like Instagram, experiences will be primarily distributed through a content feed. However, rather than toxic, superficial posts, which offer little value beyond how the photo or user looks.

During 2023, the entity did not generate any significant revenue from purchases on Moro.com, shifting its focus entirely to the social media platform "Applaudable." The entity has made significant progress with social media platform development.

Going concern and management's plans

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. Since Inception, the Company has principally relied on the issuance of equity, convertible notes, and loans from shareholders to fund its operations. As of December 31, 2023, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital.

These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company or be able to secure additional related party funding. If the Company is unable to obtain enough additional capital, they may be required to reduce the scope of planned development, which could harm the business, financial condition, operating results and can potentially lead to insolvency. The financial statements do not include any adjustments that might result from these uncertainties.

At the end of 2023, the company decided to focus all resources on the development of the social media platform. As a result, the company is no longer allocating money to the online marketplace, which has led to a cessation of revenue generation. The entity allocated its resources to the capital raise and the development of the product currently being developed.

During 2023, the entity has not generated any significant revenue from purchases on Moro.com to shift its focus completely to social media platform "Applaudable. The entity's focus is the development of new social media platforms.

Risks and uncertainties

The Company has not yet generated enough profit from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S., along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL ACCOUNTING PRACTICES –

Basis of Presentation

The company adheres to GAAP accrual accounting principles, whereby revenue is recognized upon earning and expenses are recorded upon their incurrence, regardless of the timing of cash receipts and payments.

Management actively oversees day-to-day operations and monitors the responsibilities of staff across various departments, aimed at safeguarding company assets.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant areas where estimation uncertainty exists include:

Depreciation and Amortization: The determination of useful lives and residual values of property, plant, and equipment (PPE), as well as intangible assets, impacts the calculation of depreciation and amortization expenses.

Allowance for Doubtful Accounts: Management's estimation of the allowance for doubtful accounts affects the reported amounts of accounts receivable and the corresponding bad debt expense.

Inventory Valuation: Estimating the net realizable value of inventory and potential obsolescence requires management judgment, impacting the valuation of inventories and cost of goods sold.

Fair Value Measurements: The fair value of financial instruments, investments, and other assets and liabilities involves significant estimation uncertainty, particularly in the absence of quoted market prices.

Income Taxes: Estimation of current and deferred income tax assets and liabilities, including uncertain tax positions, requires management to assess the probability of future taxable income and the application of tax laws and regulations.

Contingent Liabilities: Management evaluates the likelihood and potential magnitude of contingent liabilities arising from pending litigation, environmental remediation, or other uncertain events, impacting the disclosure of such matters in the financial statements.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the company.

As auditors, we evaluate the reasonableness of these estimates and consider their potential impact on the financial statements, providing assurance on their fairness and compliance with GAAP.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in checking and savings accounts with banks. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations ("FDIC") up to $250,000. At times, the cash balance may be more than the amounts insured by the FDIC. As of December 31, 2023, the Company's balance did not exceed the insured level.

Inventories

Inventory is valued at lower cost or net realizable value. Estimating the net realizable value of inventory and potential obsolescence requires management judgment. According to management, inventory's valuation at cost is reasonable and there is no impairment required.

The entity did not make any purchases during the year and fulfilled only outstanding orders. The entity has allocated all resources to the social media platform.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2023, and 2022, is $0, respectively. All fixed assets are fully depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2023, and 2022.

Leases

As a result of the COVID-19 pandemic, the company vacated its office in May 2020 and currently conducts all business virtually. The Company evaluates future lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is included in depreciation expense.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or way the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized as the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Future equity obligations

The Company has issued Simple Agreements for Future equity ("SAFEs") in exchange for cash financing. These funds have been classified as long-term liabilities. (See Notes 5 and 6).

The Company has accounted for its SAFE investments as liability derivatives under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Net loss per share

Net earnings or loss per share are computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion is anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023, diluted net loss per share is the same as basic net loss per share. As of December 31, 2023, potentially dilutive securities included in the Company's outstanding stock options (see Note 8). As of December 31, 2023, there were an indeterminable number of shares that were potentially dilutive based on the Company's outstanding Future equity obligations (see Note 6)

Income Taxes

WeLivv, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

REVENUES – Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1)   Identify the contract with a customer

2)   Identify the performance obligations in the contract

3)   Determine the transaction price

4)   Allocate the transaction price to performance obligations in the contract

5)   Recognize revenue as the performance obligation is satisfied.

Before 2023, the Company generated revenue and profit margins through an online home furnishings marketplace to connect designers, product creators, and consumers, and drop-shipped purchases to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, are $24,547 and $533,356, respectively which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation- Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expenses in its statements of operations in the same way the award recipient's costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black- Scholes option-pricing model. The Company is a private company and lacks company- specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so in the future. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is because the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2024, which is the date the financial statements were issued.

Subsequent to year end, the entity has generated an additional $337,500 through 2023 Series A-3 offering by issuing 44,060 shares at a price of $7.66 per share.

As part of this offering, 44060 warrants have been granted to the securityholders.

Elevon had initiated legal proceedings against the entity to recover a debt totaling $129,000. This legal action prompted a negotiation process between the parties involved.

After discussions and thorough review of the situation, a mutually agreeable resolution was reached on February 28, 2024. As part of this resolution, Welivv and Elevon Inc. agreed upon a settlement amount of $43,393.00 (referred to as the "agreed settlement amount") to fully settle the outstanding debt.

To fulfill the terms of the settlement, Welivv initiated partial payments. Two payments were made in March 2024, totaling $27,697, with the final installment of $15,696 scheduled for May 2024, thereby concluding the settlement process.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, which requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a few ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Other current Liabilities

Accounts payable consist primarily of trade payables.

As of December 31, 2023, Other current liabilities consist of the following items:

Credit Cards	$	(103,565)
Other Accrued Liabilities	$	(18,100)
Payroll Liabilities	$	(21,767)
Total	$	(143,432)

Property and Equipment

Property and Equipment consist of:

As of December 31, 2023	
Computers	7,166.97
Furniture and fixtures	1,916.16
Total cost	9,083.13
Accumulated depreciation	(9,083.13)
Property and equipment, net	-

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and December 31, 2022, were in the amount of $0.

Fair Value Measurements

The Company's financial assets and liabilities are subject to fair value measurements on a recurring basis. These measurements are particularly pertinent as they relate to the Company's future equity obligations. By understanding the level of input used for such measurements, stakeholders can gain insights into the valuation of assets and liabilities impacting the Company's future financial commitments and obligations related to equity.

The level of inputs used for such measurements were as follows:

Fair Value Measurements

As of Decembe 31, 2022

Liabilities		Level 1		Level 2		Level 3	
Future Equity Obligations		$ -		$ -		$	2,078,867

As of Decembe 31, 2023

Liabilities		Level 1		Level 2		Level 3	
Increase in Future Equity offerings							
Change in Fair value							-
Future Equity Obligations		$ -		$ -		$	2,078,867

The Company measures the Future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the Future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the Future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The Future equity obligations may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact on the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the Future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2023, and December 31, 2022:

	Future Equity Obligation
Balance, as of December 31, 2021	$ 1,812,384
Change in Fair value	$ 266,483
Balance, as of December 31, 2022	$ 2,078,867
New issuance	
Change in Fair value	$ -
Balance, as of December 31, 2023	$ 2,078,867

During the year ended December 31, 2023, the entity did not report any changes in fair value of these Level 3 Liabilities.

Future equity obligations

In July 2019 the Company initiated a Regulation Crowdfunding ("Regulation CF") offering of Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE") securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, is subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $1,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represents the same type of equity interests sold (preferred or common securities) in equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equals the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the SAFE Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold with a discount rate of 24%, whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts.

Capitalization and Equity Transactions

On January 9, 2023, the Company amended its Certificate of Incorporation to authorize for issuance 15,000,000 shares of stock, consisting of 10,000,000 shares of Common Stock with par value of $.0001 per share, and 5,000,000 shares of Preferred Stock with par value of $.0001 per share.

Preferred stock

Of the 5,000,000 shares of authorized Preferred Stock, the company has designated 200,000 of those shares "Series A Preferred Stock." As of December 31, 2023, 173,906 shares of Series A Preferred Stock have been issued and are outstanding and 4.800,000 shares of Preferred Stock are undesignated and unissued.

Common stock

Of the 10,000,000 shares of authorized Common Stock, the company has designated (i) 8,000,000 of those shares "Class A Voting Common Stock", (ii) 1,270,410 shares "Class B Non-Voting Common Stock", and (iii) 350,000 shares "CF Shadow Series."

During 2023, the Company conducted three securities offerings:

(1) Class B Non-Voting Common Stock – Series A-1

During November and December 2022, the Company raised $125,000 through an Equity Bridge Offering (Series A-1) of 20,781 Class B Non-Voting Common Stock at a price of $6.00 per share. During January 2023 and May 2023, the Company raised an additional $650,000 through an Equity Bridge Offering of 108,335 shares of its Class B Non-Voting Common Stock at a price of $6.00 per share.

As of December 31, 2023, and December 31, 2022, total Class B shares issued under this offering are 129,116 and 20,781 respectively.

(2) Class B Non-Voting Common Stock – Series A-2

During 2023, the company completed a Reg A CF equity crowdfunding through Start Engine. Through this offering, 31,558 Class B has been issued for total amount of $209,605.

(3) Class B Non-Voting Common Stock – Series A-3

During September 2023, the Company raised an additional $150,000 through an Equity Offering of its Class B Non-Voting Common Stock at a price of $7.66 per share. As of December 31, 2023, and December 31, 2022, total shares outstanding under Series A-3 offering are 19,582 and 0.

After year-end an additional $337,500 was raised through the issuance of 44,060 shares at a price of $7.66 per share.

As of December 31, the company had the following Common Stock issued and outstanding:

(i)   5,262,918 shares of Class A Voting,

(ii)   586,956 shares of Class B Non-Voting, and

(iii)   (iii) no shares of CF Shadow Series.

Voting

The holders of the Class A Voting Common Stock are entitled to one vote for each share held on record on all matters submitted to a vote of the shareholders. The holders of the Class B Non-Voting common stock do not have any voting rights, except as otherwise required by the Delaware General Corporation Law. The holders of the Series A preferred stock are entitled to one vote for each share held on record on all matters submitted to a vote of the shareholders, except that they are not entitled to vote for the directors of the corporation.

Regulation A offering

In November 2021, the Company initiated a Regulation A crowd-funding securities offering. The Company offered a maximum of 1,127,819 shares of its Class B Non-Voting Common Stock at a price of $6.65 per share for aggregate maximum gross proceeds of $7,500,000.

Warrants

1. 2022 Equity Bridge Offering

During November and December 2022, the Company raised $125,000 through an Equity Bridge Offering (Series A-1) of 20,781 Class B Non-Voting Common Stock at a price of $6.00 per share. During January 2023 and May 2023, the Company raised an additional $650,000 through an Equity Bridge Offering of 108,335 shares of its Class B Non-Voting Common Stock at a price of $6.00 per share.

As part of this offer, the company issued equal numbers of warrants to the securityholders.

As of December 31, 2023, and December 31, 2022, total warrants issued under this offering are 129,116 and 20,781 respectively.

2. 2023 Equity Offering

During September 2023, the Company raised an additional $150,000 through an Equity Offering of its Class B Non-Voting Common Stock at a price of $7.66 per share. As of December 31, 2023, and December 31, 2022, total shares outstanding under Series A-3 offering are 19,582 and 0.

After year-end an additional $337,500 was raised through the issuance of 44,060 shares at a price of $7.66 per share.

As part of this offer, the company issued equal numbers of warrants to the securityholders.

As of December 31, 2023, and December 31, 2022, total warrants issued under this offering are 19,582 and 0 respectively.

After year-end, as part of 44,060 issuance of Class-B shares, an additional 44,060 warrant was issued to the securityholders.

As of December 31, 2023, and December 31, 2022, total warrant outstanding are 148,698 and 20,781.

As of April 27, 2024, the total warrant outstanding is 192,758.

2017 Equity Incentive Plan

On October 4, 2017, the Company adopted the Company's 2017 Stock Plan (the "2017 Plan"). The 2017 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company's employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service. The Company initially reserved 555,556 shares of common stock issuable upon the grant of awards. The Company subsequently increased the reserved stock to 1,055,556 on May 1, 2021.

On March 31, 2021, under the 2017 Plan, the Company issued options to an employee to purchase an aggregate of 3,076 shares of Class A voting common stock at an exercise price of $3.80. The exercise price for each option awarded reflects the fair market value of the outstanding stock on the date of the grant as determined by the board of directors. Shares purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company's favor. The options vest quarterly through March 30, 2023, and have an expiration date of March 31, 2031.

On March 21, 2022, under the 2017 Plan, the Company issued options to two employees to purchase an aggregate of 592,187 chase of Class A voting common stock at an exercise price of $3.80. The exercise price for each option awards reflects the fair market value of the outstanding stock on the date of the grant as determined by the board of directors. Share purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company's favor. The options vest quarterly through March 30, 2024, and have an expiration date of March 31, 2032.

During 2023, total stock options i.e., 590,000 issued to Laurence Levi were forfeited on September 20, 2023, and new options were issued to Steve Davis.

A summary of information related to stock options for the years ended December 31, 2023, is as follows:

Option Holders		Amount	Security	% of Equity if Fully Vested/Exercised	Type	Strike Price
Claude Zoghzoghi		5,263	Class A Voting Common	0.07%	ISO	$3.80
Laurence Levi		0	Class A Voting Common	0.00%	ISO	$3.80
Steve Davis		299,792	Class A Voting Common	3.95%	ISO	$6.65
	TOTAL	305,055				

Debt

As of December 31, 2023, and December 31, 2022, the entity had overdue interest payments which can have an adverse effect on the existence and operation of the entity. Management is currently negotiating terms with the lenders to get a waiver of interest payments.

As od December 31, 2023

	Origination date	Interest Rate	Maturity Date	Accrued interest	Interest Expense	Current Portion	Non-Current Portion	Total
PPP Loan #1	April 2020	1%	March 2025	$ 7,699	$ 2,644		$ 263,997	$ 263,997
PPP Loan #1	February 2021	1%	January 2026	8,572	2,283		206,998	206,998
EIDL Loan #1	July 2020	3.75%	June 2050	8,949	1,871		49,900	49,900
EIDL Loan #1	December 2020	3.75%	November 2050	7,353	3,053		81,400	81,400
Elevon	Sep-22	0.00%	31-Dec-23	-	-	129,000	-	129,000
Claudine Morga	August 2021	Variable	On demand	7,175	2,200		80,000	80,000
Total				$ 39,748	$ 12,051	$ 129,000	$ 682,295	$ 811,295

As of December 31 2022

	Origination date	Interest Rate	Maturity Date	Accrued interest	Interest Expense	Current portion	Non-current portion	Total
PPP Loan #1	April 2020	1%	March 2025	$ 5,059	$ 2,644		$ 206,998	$ 206,998
PPP Loan #2	February 2021	1%	January 2026	6,289	2,283		228,332	228,332
EIDL Loan #1	July 2020	3.75%	June 2050	7,048	1,871		49,900	49,900
EIDL Loan #2	December 2020	3.75%	Novmeber 2050	4,300	3,053		81,400	81,400
Elevon	September 2022	0.00%	December 2023	-	-	129,000	-	129,000
Claudine Morgan	August 2021	Variable	On demand	4,975	4,167		80,000	80,000
Total				$ 27,671	$ 14,018	$ 129,000	$ 646,630	$ 775,630

Elevon had initiated legal proceedings against the entity to recover a debt totaling $129,000. This legal action prompted a negotiation process between the parties involved.

After discussions and thorough review of the situation, a mutually agreeable resolution was reached on February 28, 2024. As part of this resolution, Welivv and Elevon Inc. agreed upon a settlement amount of $43,393.00 (referred to as the "agreed settlement amount") to fully settle the outstanding debt.

To fulfill the terms of the settlement, Welivv initiated partial payments. Two payments were made in March 2024, totaling $27,697, with the final installment of $15,696 scheduled for May 2024, thereby concluding the settlement process.

Payroll Protection Program Loans

In April 2020, the Company entered a Paycheck Protection Program ("PPP") loan for $263,997, with an interest rate of 1% and a maturity date set in April 2022. This loan is not secured. The balance of this loan was $206,998, and $263,997 as of December 31, 2023and December 31, 2022, respectively.

In February 2021, the Company entered a second PPP loan for $228,332, with an interest rate of 1% and a maturity date set in April 2026. This loan is not secured. The balance of this loan was $228,332 as of December 31, 2023, and December 31, 2022.

Economic injury and disaster loans

In April 2020, the Company received an advance of $10,000, under the Economic Injury and Disaster Loan ("EIDL").

In July 2020 and December 2020, the Company entered EIDLs for $39,900 and $81,400, respectively, with an interest rate of 3.75% and a maturity date in July and December 2050, respectively. These loans are secured by all tangible and intangible personal property of the Company. The total amount outstanding on all EIDLs was $131,300 as of December 31, 2023, and December 31, 2022.

Convertible Notes

As of December 31, 2021, the Company had issued a total of $912,500 of 12% unsecured convertible notes (the "Notes") due twenty-four months after initial issuance ("Maturity Date"). The Notes were unsecured.

All convertible notes, and accrued interest were converted to stock, in accordance with the terms thereof, during the year ended December 31, 2022.

Income Tax

The provision for income taxes for the years ended December 31, 2023, and December 31, 2022, consists of the following:

As of December 31,		2023		2022
Provision for income taxes	$	251,076	$	468,020
Valuation allowance		(251,076)		(468,020)
Net provision for income tax		-		-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2022, are as follows:

As of December 31,		2023
Net operating loss	$	6,557,509
Valuation allowance		(6,557,509)
Net deferred tax asset		0

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. Based on this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,557,509, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,644,505. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

Related Party

The Company has received loans from the founder and one stockholder since inception. As of December 31, 2023, and December 31, 2022, the balance of the advances owed to the founder was $49,593 and $5,635. These advances have no interest rate or specified maturity date.

In 2021, the Company received a loan from a related party in the amount of $80,000, due in one year, bearing a variable interest rate at PRIME plus 1%, adjusted annually on the anniversary of the loan. The interest rate ranged from 2.75% to 6.5%. As of December 31, 2023, the amount outstanding is $80,000 and is classified as long-term in due to related parties, net of non-current maturities on the balance sheets.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of their obligation to repayments under principal and interest payments of short-term liabilities and long-term debts.

Elevon had initiated legal proceedings against the entity to recover a debt totaling $129,000. This legal action prompted a negotiation process between the parties involved.

After discussions and thorough review of the situation, a mutually agreeable resolution was reached on February 28, 2024. As part of this resolution, Welivv and Elevon Inc. agreed upon a settlement amount of $43,393.00 (referred to as the "agreed settlement amount") to fully settle the outstanding debt.

To fulfill the terms of the settlement, Welivv initiated partial payments. Two payments were made in March 2024, totaling $27,697, with the final installment of $15,696 scheduled for May 2024, thereby concluding the settlement process.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $925,145 and an operating cash flow loss of $1,059,468 as of December 31, 2023. These factors normally raise doubt about the Company's ability to continue as a going concern.

During the twelve months following the date the financial statements were available to be issued, the Company intends to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results and can potentially lead to insolvency. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Subsequent Event

The Company has evaluated subsequent events for the period from December 31, 2023, through April 25, 2024, which is the date the financial statements were available to be issued.

Subsequent to year end, the entity has generated an additional $337,500 through 2023 Series A-3 offering by issuing 44,060 shares at a price of $7.66 per share.

As part of this offering, 44060 warrants have been granted to the securityholders.

Elevon had initiated legal proceedings against the entity to recover a debt totaling $129,000. This legal action prompted a negotiation process between the parties involved.

After discussions and thorough review of the situation, a mutually agreeable resolution was reached on February 28, 2024. As part of this resolution, Welivv and Elevon Inc. agreed upon a settlement amount of $43,393.00 (referred to as the "agreed settlement amount") to fully settle the outstanding debt.

To fulfill the terms of the settlement, Welivv initiated partial payments. Two payments were made in March 2024, totaling $27,697, with the final installment of $15,696 scheduled for May 2024, thereby concluding the settlement process.